SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                (Amendment No. 42)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               Executive Vice President and Chief Financial Officer
                             Hilton Hotels Corporation
                              9336 Civic Center Drive
                         Beverly Hills, California  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  With a copy to:

                                Steven A. Rosenblum
                          Wachtell, Lipton, Rosen & Katz
                                51 West 52nd Street
                             New York, New York  10019
                            Telephone:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 65,000,000 shares of Com-mon Stock, no par value (the "Common Stock") of ITT Corpora-tion, a Nevada corporation (the "Company"), and (ii) unless and until validly redeemed by the Board of Directors of the Com-pany, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $80 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings as-signed such terms in the Offer to Purchase and the Schedule 14D-1.


         Item 10.  Additional Information

                   Parent hereby amends the terms of the CVP Shares (as set forth in Annex I to the Second Supplement) as follows:

                        "Valuation Period" means the 30 consecutive
              trading day period immediately preceding (but not includ-ing) the Redemption Date.

                        "Current Market Value" means the volume-weighted
              average of the prices per share of Hilton Common Stock for all trades reported on the NYSE (or such other exchange on which shares of Hilton Common Stock are then listed) of shares of Hilton Common Stock during the Valuation Period.

                        "Liquidation Preference" means the lesser of (i)
              the amount, if any, by which the Target Price exceeds the Current Market Value (determined as if the Valuation Pe-riod were the 30 consecutive trading day period im-mediately preceding (but not including) the date of liqui-dation), and (ii) the Maximum Redemption Amount, subject to a minimum liquidation preference of $1 per share.

                        With respect to the Form of Payment, in the case
              of redemptions of the CVP Shares payable in cash or Hilton Common Stock, the Issuer shall be required to announce no







              later than the last business day preceding the start of the Valuation Period whether such redemption amounts shall be paid in cash or Hilton Common Stock, or a combination thereof (specifying the percentages of each to be used).


         Item 11.  Material to be Filed as Exhibits.

         (a)(45)   Definitive Additional Proxy Material.


















































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  November 10, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  November 10, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldberg
                                       Name:   Arthur M. Goldberg
                                       Title:  President









































                                  Exhibit Index

         Exhibit             Description

         (a)(45)   Definitive Additional Proxy Material.







                                            Exhibit (a)(45)